Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Roman DBDR Acquisition Corp. II on Amendment No. 1 to Form S-1 (File No. 333-282186) of our report dated September 17, 2024, which includes an explanatory paragraph as to Roman DBDR Acquisition Corp. II’s ability to continue as a going concern with respect to our audit of the financial statements of Roman DBDR Acquisition Corp. II as of August 16, 2024 and for the period from July 25, 2024 (inception) through August 16, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 18, 2024